Exhibit 99.2

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024

I am delighted to announce that Hafnia in Q2 has once again delivered strong results, achieving a net profit of USD 259.2 million, bringing our total net profit in the first half of 2024 to USD 478.8 million.

This quarter marks our best performance since the beginning of 2023 and represents the strongest first-half results in our company’s history. Our adjacent fee-generating business segments have continued to thrive in this earnings environment, contributing USD 10.7 million to our overall results in Q2.

At the end of the second quarter, our net asset value (NAV)[1] stands at around USD 4.5 billion. This increase is primarily driven by the rising value of our vessels, resulting in a NAV per share of approximately ~USD 8.77 (NOK 93.31).

With these strong results and in line with our recent increase in the dividend payout ratio, I am pleased to announce a dividend payout ratio of 80% based on a net LTV of 21.3% attained in Q2.

With this, we will distribute a total of USD 207.4 million or USD 0.4049 per share in dividends. This marks the highest dividend payout in our company’s history for the second consecutive quarter, reinforcing our dedication to providing strong shareholder returns.

The product tanker market remained strong in the second quarter, despite ongoing volatility. Geopolitical tensions and disruptions in the Red Sea, along with continued refinery ramp-ups and dislocations, have contributed significantly to the increase in product tonne-mile demand.

The market outlook remains optimistic with elevated product tanker rates expected to continue for an extended period. This is primarily due to low global stockpiles, which have led to a substantial increase in refinery throughput and cargo flow. Additionally, the start of production at Nigeria’s Dangote refinery and the anticipated ramp-up in Chinese refineries by late 2024 are anticipated to further boost global refinery operations.

As of August 9, 2024, 72% of the Q3 earning days are covered at an average of USD 34,934 per day, and 45% covered at USD 33,534 per day for the remainder of 2024. This positions us for a strong quarter ahead, especially compared to Q3 of last year, which averaged USD 28,954 per day.

In July, one of our vessels, the Hafnia Nile, was unfortunately involved in a collision with a VLCC in the South China Sea. All 22 crew members of Hafnia Nile were safely rescued. Hafnia is currently collaborating with the Malaysian Marine Department (MMD) and the Maritime and Port Authority (MPA) of Singapore in their ongoing investigations concerning the nature of the collision.

As we conclude another quarter, I sincerely thank our partners and the exceptional team at Hafnia for their invaluable support in helping us achieve our goals. Looking ahead, we remain committed to navigating challenges with agility and seizing further opportunities to strengthen our market position.

Mikael Skov
CEO Hafnia

1 NAV is calculated using the fair value of Hafnia’s owned vessels.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Table of Contents

Safe Harbour Statement	4

Highlights – Q2 and H1 2024	5

Key figures	8

Condensed consolidated interim statement of comprehensive income	9

Condensed consolidated balance sheet	10

Condensed consolidated interim statement of changes in equity	11

Condensed consolidated statement of cash flows	12

Cash and cash flows	13

Dividend policy	13

Coverage of earning days	14

Tanker segment results	15

Risk factors	16

Responsibility statements	16

Notes

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the interim report

Matters discussed in this unaudited interim report (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;
•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments; and
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Highlights – Q2 and H1 2024

Financial – Q2

In Q2 2024, Hafnia recorded a net profit of USD 259.2 million equivalent to a profit per share of USD 0.51 per share[1] (Q2 2023: USD 213.3 million equivalent to a profit per share of USD 0.42 per share).

The commercially managed pool and bunker procurement business generated an income of USD 10.7 million (Q2 2023: USD 10.1 million).

Time Charter Equivalent (TCE)[2] earnings for Hafnia Limited (the "Company" or "Hafnia", together with its subsidiaries, the "Group") were USD 417.4 million in Q2 2024 (Q2 2023: USD 349.3 million) resulting in an average TCE[2] of USD 39,244 per day.

Adjusted EBITDA[2] was USD 317.1 million in Q2 2024 (Q2 2023: USD 261.6 million).

As of 9 August 2024, 72% of total earning days of the fleet were covered for Q3 2024 at USD 34,934 per day.

In April 2024, Hafnia Board of Directors approved an increase in the dividend payout ratio. Under the revised dividend policy, Hafnia will increase its payout ratio from the previous 70%, to 80%, when the net loan-to-value is above 20% but equal to or below 30%. Furthermore, if the net loan-to-value is equal to or below 20%, the payout ratio will be further elevated to 90%.

In line with this increase in payout ratio, Hafnia will distribute a total of USD 207.4 million or USD 0.4049 per share in dividends, corresponding to a payout ratio of 80%.

Financial – H1

In H1 2024, Hafnia recorded a net profit of USD 478.8 million equivalent to a profit per share of USD 0.94 per share[1] (H1 2023: USD 469.9 million equivalent to a profit per share of USD 0.93 per share).

The commercially managed pool and bunker procurement business generated an income of USD 20.5 million (H1 2023: USD 21.2 million).

Time Charter Equivalent (TCE)[2] earnings for Hafnia Limited (the "Company" or "Hafnia", together with its subsidiaries, the "Group") were USD 796.2 million in H1 2024 (H1 2023: USD 726.5 million) resulting in an average TCE[2] of USD 37,750 per day.

Adjusted EBITDA[2] was USD 604.1 million in H1 2024 (H1 2023: USD 557.6 million).

1 Based on weighted average number of shares as at 30 June 2024
2 See Non-IFRS Measures in Note 17.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Highlights – Q2 and H1 2024 CONTINUED

Market

In the second quarter of 2024, the product tanker market continued to demonstrate strong earnings, primarily due to longer average sailing distances as vessels rerouted away from the Suez Canal to the Cape of Good Hope. Additionally, droughts in the Panama Canal and low diesel inventories in Europe contributed to a robust second quarter.

Consequently, Clean Petroleum Products (CPP) on water and tonne-miles reached new highs. This increase is driven by longer voyages, not only from the Middle East to the West but also across the Pacific. The disproportionate rise in tonne-miles compared to loaded volumes is largely due to the dislocation of refineries, with Eastern refineries increasingly supplying Atlantic consumers via Cape of Good Hope routing.

According to the International Energy Agency (IEA), global oil demand growth slowed in the second quarter of 2024, with an increase of only 0.9 million barrels per day year-on-year. This deceleration was driven by a contraction in Chinese consumption, as the country’s post-pandemic economic recovery plateaued. However, global oil demand in the second quarter increased by 1.8 million barrels per day to 103.1 million per day, compared to the previous quarter.

The start of production at Nigeria’s Dangote refinery and the expected ramp-up in Chinese refineries by late 2024 is anticipated to further boost global refinery operations. The IEA forecasts that global refinery throughputs will increase by 0.8 million barrels per day to 83.3 million barrels per day in 2024.

Product tanker contracting activity continues to rise, with the orderbook-to-fleet ratio reaching approximately 20% for deliveries until 2028, as of August 2024. However, the average age of the global product tanker fleet is increasing, and we are observing a substantial reduction in utilization of about 30% for vessels over 20 years of age. LR2s account for over 50% of the tonnage to be delivered in the next few years, but historically 70% of the LR2 capacity delivered has been absorbed into dirty petroleum products trade. Additionally, there has been an increase in cannibalization from the crude sector due to the earnings differential between the sectors. However, with the crude tanker orderbook standing lower at approximately 9% and higher OPEC exports anticipated, crude rates are expected to rise, reducing the cannibalization effect from Q4 2024.

Looking ahead, the outlook for the product tanker market remains positive. Demand is expected to stay strong due to longer transport distances and the dislocation of refineries. Even if transits across the Red Sea resume, we believe any immediate negative impact is likely to be short-lived, as market fundamentals remain strong, and consistent with 2023 levels.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 117 owned vessels1 and 16 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 35 LR1s (including three bareboat-chartered in and four time-chartered in), 64 MRs of which nine are IMO II (including three bareboat chartered in and 12 time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet was USD 4,811 million, of which the LR2 vessels had a broker value of USD 647 million2, the LR1 fleet had a broker value of USD 1,251 million2, the MR fleet had a broker value of USD 2,024 million3 and the Handy vessels had a broker value of USD 888 million4. The unencumbered vessels had a broker value of USD 389 million. The chartered-in fleet had a right-of-use asset book value of USD 24.1 million with a corresponding lease liability of USD 28.3 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture
2 Including USD 345 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 52 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Highlights – Q2 and H1 2024 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.4049 per share.  The record date will be 3 September 2024.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of September 2, 2024 and a payment date on, or about, September 13, 2024.

For shares registered in the Depository Trust Company, the ex-dividend date will be September 3, 2024 with a payment date on, or about, September 10, 2024.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Interim Financial Information Q2 and H1 2024 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 23 August 2024.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on 23 August 2024

Meeting ID: 373 678 366 170

Passcode: 55R75k
Download Teams | Join on the web

Dial in by phone:+45 32 72 66 19,,232058645# Denmark, All locations
Find a local number
Phone conference ID: 232 058 645#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia: +65 8533 8900

www.hafniabw.com

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Key figures

USD million	Q1 2024	Q2 2024	H1 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	521.8	563.1	1,084.9
Profit before tax	221.3	260.8	482.1
Profit for the period	219.6	259.2	478.8
Financial items	(18.9)	(9.9)	(28.8)
Share of profit from joint ventures	7.3	8.5	15.8
TCE income[1]	378.8	417.4	796.2
Adjusted EBITDA[1]	287.1	317.1	604.1
Balance Sheet
Total assets	3,897.0	3,922.7	3,922.7
Total liabilities	1,541.8	1,486.2	1,486.2
Total equity	2,355.2	2,436.5	2,436.5
Cash at bank and on hand[2]	128.9	166.7	166.7
Key financial figures
Return on Equity (RoE) (p.a.) [3]	38.3%	44.5%	41.1%
Return on Invested Capital (p.a.) [4]	27.6%	31.4%	29.6%
Equity ratio	60.4%	62.1%	62.1%
Net loan-to-value (LTV) ratio[5]	24.2%	21.3%	21.3%

For the 3 months ended 30 June 2024	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	29	62	24	121
Total operating days[9]	544	2,514	5,394	2,183	10,635
Total calendar days (excluding TC-in)	546	2,275	4,550	2,184	9,555
TCE (USD per operating day)[1]	60,116	46,986	35,913	33,358	39,244
Spot TCE (USD per operating day)[1]	60,116	46,986	38,077	34,474	40,995
TC-out TCE (USD per operating day)[1]	–	–	25,674	25,447	25,623
OPEX (USD per calendar day)[10]	7,626	8,048	8,050	8,045	8,024
G&A (USD per operating day)[11]					1,651

Vessels on balance sheet

As of 30 June 2024, total assets amounted to USD 3,922.7 million, of which USD 2,683.4 million represents the carrying value of the Group’s vessels including dry docking but excluding right-of-use assets, is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels (including dry-dock)	248.9	645.8	1,242.0	546.7	2,683.4

1 See Non-IFRS Measures in Note 17.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels).
6 Inclusive of nine IMO II MR vessels.
7Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture.
9Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Condensed consolidated interim statement of comprehensive income

	For the 3 months ended 30 June 2024 USD’000	For the 3 months ended 30 June 2023 USD’000	For the 6 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2023 USD’000
Revenue (Hafnia Vessels and TC Vessels)	563,098	478,199	1,084,890	1,000,800
Revenue (External Vessels in Disponent-Owner Pools)[1]	268,064	222,743	531,165	316,700
Voyage expenses (Hafnia Vessels and TC Vessels)	(145,739)	(128,851)	(288,729)	(274,260)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	(84,270)	(77,010)	(168,483)	(119,761)
Pool distributions for External Vessels in Disponent-Owner Pools[1]	(183,794)	(145,733)	(362,682)	(196,939)
	417,359	349,348	796,161	726,540

Other operating income	10,675	10,129	20,499	21,239
Vessel operating expenses	(69,063)	(65,493)	(138,692)	(130,148)
Technical management expenses	(7,607)	(5,785)	(13,326)	(11,810)
Charter hire expenses	(11,663)	(8,123)	(21,193)	(15,010)
Other expenses	(22,618)	(18,518)	(39,314)	(33,240)
	317,083	261,558	604,135	557,571

Depreciation charge of property, plant and equipment	(54,595)	(51,545)	(108,388)	(103,206)
Amortisation charge of intangible assets	(251)	(323)	(587)	(655)
(Loss)/gain on disposal of assets	(100)	19,828	(100)	56,515
Operating profit	262,137	229,518	495,060	510,225

Capitalised financing fees written off	–	–	(1,663)	–
Interest income	4,479	5,515	7,284	10,424
Interest expense	(13,215)	(21,509)	(29,042)	(50,709)
Other finance expense	(1,185)	(3,884)	(5,398)	(7,564)
Finance expense – net	(9,921)	(19,878)	(28,819)	(47,849)

Share of profit of equity-accounted investees, net of tax	8,553	5,140	15,842	10,962
Profit before income tax	260,769	214,780	482,083	473,338

Income tax expense	(1,572)	(1,513)	(3,315)	(3,436)
Profit for the financial period	259,197	213,267	478,768	469,902

Other comprehensive income:

Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	–	–	23	(71)
Fair value gains on cash flow hedges	4,623	18,032	18,747	16,143
Reclassification to profit or loss	(8,032)	(8,283)	(16,424)	(16,692)
	(3,409)	9,749	2,346	(620)

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	–	–	1,260	–
Total other comprehensive income	(3,409)	9,749	3,606	(620)

Total comprehensive income for the period	255,788	223,016	482,374	469,282

Earnings per share attributable to the equity holders of the Company
Basic no. of shares	509,156,418	504,148,220	509,156,418	504,148,220
Basic earnings in USD per share	0.51	0.42	0.94	0.93
Diluted no. of shares	514,834,444	507,376,238	514,834,444	507,376,238
Diluted earnings in USD per share	0.51	0.42	0.93	0.93

1 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 4 for details on accounting for pool arrangements.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Condensed consolidated balance sheet

	As at 30 June 2024 USD’000	As at 31 December 2023 USD’000
Vessels	2,611,818	2,673,938
Dry docking and scrubbers	71,588	68,159
Right-of-use assets – Vessels	24,149	34,561
Other property, plant and equipment	863	964
Total property, plant and equipment	2,708,418	2,777,622

Intangible assets	725	1,290
Total intangible assets	725	1,290

Joint ventures	74,654	60,172
Other investments	23,531	23,953
Restricted cash[1]	13,445	13,381
Loans receivable from joint ventures	57,670	69,626
Deferred tax assets	–	36
Derivative financial instruments	36,238	35,023
Total other non-current assets	205,538	202,191

Total non-current assets	2,914,681	2,981,103

Inventories	107,691	107,704
Trade and other receivables	623,619	589,710
Derivative financial instruments	14,174	12,902
Cash at bank and on hand	166,691	141,621
Cash retained in the commercial pools[2]	95,890	80,900
Total current assets	1,008,065	932,837

Total assets	3,922,746	3,913,940

Share capital	5,126	5,069
Share premium	1,087,929	1,044,849
Contributed surplus	537,112	537,112
Other reserves	1,406	27,620
Treasury shares	(5,637)	(17,951)
Retained earnings	810,607	631,025
Total shareholders’ equity	2,436,543	2,227,724

Borrowings	809,038	1,025,023
Total non-current liabilities	809,038	1,025,023

Current income tax liabilities	1,384	8,111
Derivative financial instruments	3,214	276
Trade and other payables	346,656	385,478
Borrowings[3]	325,911	267,328
Total current liabilities	677,165	661,193

Total liabilities	1,486,203	1,686,216

Total shareholders’ equity and liabilities	3,922,746	3,913,940

1 Restricted cash includes ash placed in debt service reserve and FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management company and can only be used for the operation of vessels within the commercial pools.
3 Borrowings include USD 113.0 million of bank borrowings relating to pool financing, of which approximately USD 46.7 million is attributable to working capital advanced to external pool participants and has been adjusted in calculation of Net LTV.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024

Condensed consolidated interim statement of changes in equity

	Share Capital USD’000	Share Premium USD’000	Contributed Surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserves USD’000	Share- based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Purchase of treasury shares and issuance of shares	57	43,080	–	–	–	(19,685)	–	–	–	–	23,452
Equity-settled share-based payment	–	–	–	–	–	–	–	1,664	–	–	1,664
Dividends paid	–	–	–	–	–	–	–	–	–	(299,186)	(299,186)
Share options exercised	–	–	–	–	–	31,999	(28,763)	(2,721)	–	–	515
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	478,768	478,768
Other comprehensive income	–	–	–	23	2,323	–	–	–	1,260	–	3,606
Balance at 30 June 2024	5,126	1,087,929	537,112	(40)	41,635	(5,637)	(53,900)	2,731	10,980	810,607	2,436,543

Balance at 1 January 2023	5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	–	381,886	2,009,004
Transactions with owners
Purchase of treasury shares and issuance of shares	34	20,853	–	–	–	(20,887)	–	–	–	–	–
Equity-settled share-based payment	–	–	–	–	–	–	–	1,466	–	–	1,466
Share options exercised	–	–	–	–	–	30,072	(16,631)	(4,086)	–	–	9,355
Dividends paid	–	–	–	–	–	–	–	–	–	(313,259)	(313,259)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	469,902	469,902
Other comprehensive loss	–	–	–	(71)	(549)	–	–	–	–	–	(620)
Balance at 30 June 2023	5,069	1,044,849	537,112	(42)	67,909	(3,490)	(17,341)	3,253	–	538,529	2,175,848

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Condensed consolidated statement of cash flows

	For the 3 months ended 30 June 2024 USD’000	For the 3 months ended 30 June 2023 USD’000	For the 6 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2023 USD’000
Cash flows from operating activities
Profit for the financial period	259,197	213,267	478,768	469,902
Adjustments for:
- depreciation and amortisation charges	54,846	51,868	108,975	103,861
- loss/(gain) on disposal of assets	100	(19,828)	100	(56,515)
- interest income	(4,479)	(5,515)	(7,284)	(10,424)
- finance expense	14,400	25,393	36,103	58,273
- income tax expense	1,572	1,513	3,315	3,436
- share of profit of equity accounted investees, net of tax	(8,553)	(5,140)	(15,842)	(10,962)
- equity-settled share-based payment transactions	1,105	652	1,664	1,466
Operating cash flow before working capital changes	318,188	262,210	605,799	559,037

Changes in working capital:
- inventories	3,922	8,971	13	(11,139)
- trade and other receivables	(22,096)	105,162	(31,281)	(172,341)
- trade and other payables	1,550	(189,209)	(15,998)	166,852
Cash generated from operations	301,564	187,134	558,533	542,409
Income tax paid	(909)	(1,668)	(9,360)	(2,915)
Net cash provided by operating activities	300,655	185,466	549,173	539,494

Cash flows from investing activities
Acquisition of other investments	(308)	(160)	(661)	(410)
Purchase of property, plant and equipment	(13,309)	(93,850)	(28,674)	(95,905)
Purchase of intangible assets	–	–	(22)	–
Proceeds from disposal of property, plant and equipment	(100)	47,541	(100)	143,253
Proceeds from disposal of other investments	–	–	2,343	–
Interest income received	3,189	4,352	4,987	7,848
Loan to joint ventures	(5,163)	–	(7,744)	–
Repayment of loan by joint venture company	21,976	–	21,976	–
Dividend received from joint venture	–	500	–	500
Return of investment in joint venture	1,360	–	1,360	–
Net cash provided by/(used in) investing activities	7,645	(41,617)	(6,535)	55,286

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	–	126,106	30,000	200,530
Repayment of borrowings to external financial institutions	(48,073)	(68,974)	(63,798)	(195,065)
Repayment of borrowings to non-related parties	–	(5,315)	–	(5,447)
Repayment of lease liabilities	(23,685)	(76,065)	(137,581)	(196,323)
Proceeds from exercise of employee share options	111	334	520	8,912
Payment of financing fees	(875)	(93)	(875)	(1,340)
Interest paid to external financial institutions	(13,111)	(13,805)	(26,976)	(48,721)
Interest paid to a third party	–	(5,642)	–	(5,645)
Other finance expense paid	(1,040)	(3,686)	(4,682)	(6,178)
Dividends paid	(175,666)	(154,055)	(299,186)	(313,259)
Net cash used in financing activities	(262,339)	(201,195)	(502,578)	(562,536)

Net increase/(decrease) in cash and cash equivalents	45,961	(57,346)	40,060	32,244
Cash and cash equivalents at beginning of the financial period	216,620	369,915	222,521	280,325
Cash and cash equivalents at end of the financial period	262,581	312,569	262,581	312,569

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	166,691	241,465	166,691	241,465
Cash retained in the commercial pools	95,890	71,104	95,890	71,104
Cash and cash equivalents at end of the financial period	262,581	312,569	262,581	312,569

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Cash and cash flows

Cash at bank and on hand1 amounted to USD 166.7 million as of 30 June 2024 (30 June 2023: USD 241.5 million).

Operating activities generated a net cash inflow of USD 300.7 million in Q2 2024 (Q2 2023: USD 185.5 million).

Cash flows from operating activities were principally utilised for vessel drydocking costs, repayments of borrowings and interest, and payment of dividends to shareholders.

Investing activities resulted in a net cash inflow of USD 7.6 million in Q2 2024 (Q2 2023: net cash outflow of USD 41.6 million).

Financing activities resulted in a net cash outflow of USD 262.3 million in Q2 2024 (Q2 2023: net cash outflow of USD 201.2 million).

Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

●	50% payout of net profit if Net loan-to-value is above 40%,

●	60% payout of net profit if Net loan-to-value is above 30% but equal to or below 40%,

●	80% payout of net profit if Net loan-to-value is above 20% but equal to or below 30%, and

●	90% payout of net profit if Net loan-to-value is equal to or below 20%

Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand divided by broker vessel values (100% owned vessels).

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group's capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q2

The board has set the quarterly payout ratio at 80% for Q2 2024.

1 Excluding cash retained in the commercial pools.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Coverage of earning days

As of 9 August 2024, 72% of the projected total operating days in Q3 2024 were covered at USD 34,934 per day. The tables below show the figures for Q3 2024, Q3 and Q4 2024 and the full year of 2025.

Hafnia Fleet1

Fleet overview	Q3 2024	Q3 and Q4 2024	2025
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	28.5	28.0	26.0
MR2	60.8	60.4	59.3
Handy[3]	24.0	24.0	24.0
Total	119.3	118.4	115.3

Covered, %
LR2	68%	34%	0%
LR1	56%	29%	0%
MR2	74%	50%	11%
Handy[3]	87%	55%	4%
Total	72%	45%	6%

Covered rates[4], USD per day
LR2	46,647	46,647	–
LR1	38,613	38,258	–
MR2	33,093	31,751	25,106
Handy[3]	33,842	32,737	24,155
Total	34,934	33,534	24,975

The coverage figures include FFA positions which are mainly covering a triangulation route from Northwest Europe to the US Atlantic Coast (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet.

For the week beginning 12 August 2024, Hafnia’s pool earnings4 averaged:

•	USD 35,160 per day for the LR2 vessels,
•	USD 40,592 per day for the LR1 vessels,
•	USD 31,872 per day for the MR2 vessels,
•	USD 21,250 per day for the Handy[3] vessels.

Joint Ventures fleet5

Fleet overview	Q3 2024	Q3 and Q4 2024	2025
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	2.0	2.0	4.0
Total	12.0	12.0	14.0

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
5 The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Coverage of earning days CONTINUED

Fleet overview	Q3 2024	Q3 and Q4 2024	2025
Covered, %
LR2	100%	100%	100%
LR1	42%	21%	0%
MR	100%	100%	100%
Total	71%	60%	57%

Covered rates[1], USD per day
LR2	25,742	25,742	25,742
LR1	44,274	44,274	–
MR	15,610	15,610	19,878
Total	28,828	26,156	22,818

Tanker segment results

LR2	Q3 2023	Q4 2023[2]	Q1 2024	Q2 2024
Operating days (owned)	552	550	483	544
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[3]	31,272	38,884	52,813	60,116
Spot TCE (USD per operating day)[3]	33,858	41,958	51,668	60,116
TC-out TCE (USD per operating day)[3]	28,599	30,163	–	–
Calendar days (excluding TC-in)	552	552	546	546
OPEX (USD per calendar day)	8,348	6,984	8,550	7,626

LR1	Q3 2023	Q4 2023[2]	Q1 2024	Q2 2024
Operating days (owned)	2,240	2,253	2,196	2,183
Operating days (TC-in)	350	359	350	331
TCE (USD per operating day)[3]	30,198	32,184	46,749	46,986
Spot TCE (USD per operating day)[3]	30,530	32,532	46,454	46,986
TC-out TCE (USD per operating day)[3]	23,160	22,377	–	–
Calendar days (excluding TC-in)	2,298	2,300	2,275	2,275
OPEX (USD per calendar day)	8,628	7,601	8,178	8,048

MR4	Q3 2023	Q4 2023[2]	Q1 2024	Q2 2024
Operating days (owned)	4,416	4,442	4,355	4,484
Operating days (TC-in)	920	920	888	910
TCE (USD per operating day)[3]	29,141	31,355	32,888	35,913
Spot TCE (USD per operating day)[3]	29,780	32,710	34,237	38,077
TC-out TCE (USD per operating day)[3]	26,267	24,951	26,211	25,674
Calendar days (excluding TC-in)	4,508	4,541	4,550	4,550
OPEX (USD per calendar day)	8,093	8,131	7,812	8,050

HANDY[5]	Q3 2023	Q4 2023[2]	Q1 2024	Q2 2024
Operating days (owned)	2,199	2,207	2,184	2,183
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[3]	26,780	25,459	28,305	33,358
Spot TCE (USD per operating day)[3]	27,227	25,383	28,475	34,474
TC-out TCE (USD per operating day)[3]	21,664	26,301	26,428	25,447
Calendar days (excluding TC-in)	2,208	2,208	2,184	2,184
OPEX (USD per calendar day)	7,753	7,329	7,569	8,045

1 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
2 Q4 2023 figures onwards include IFRS 15 load to discharge adjustments, while previous quarters were not adjusted. Operating revenue from Q4 2023 onwards is adjusted for pool allocation while previous quarters were not adjusted.
3 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 17.
4 Inclusive of IMO II MR vessels.
5 Inclusive of IMO II Handy vessels.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Tanker segment results CONTINUED

Specialized	Q3 2023	Q4 2023[1]	Q1 2024	Q2 2024
Operating days (owned)	–	–	–	–
Operating days (TC-in)	39	–	–	–
TCE (USD per operating day)[2]	10,068	–	–	–
Spot TCE (USD per operating day)[2]	10,068	–	–	–
TC-out TCE (USD per operating day)[2]	–	–	–	–
Calendar days (excluding TC-in)	–	–	–	–
OPEX (USD per calendar day)	–	–	–	–

Risk factors

The Group’s results are largely dependent on the worldwide market for transportation of refined oil products. Market conditions for shipping activities are typically volatile and, as a consequence, the results may vary considerably from year to year. The market in broad terms is dependent upon two factors: the supply of vessels and the demand for oil products. The supply of vessels depends on the number of newbuilds entering the market, the demolition of older tonnage and legislation that limits the use of older vessels or sets new standards for vessels used in specific trades. The demand side depends mainly on developments in global economic activity.

The Group is also exposed to risk in respect of increases in operating costs, such as fuel oil costs. Fuel oil prices are affected by the global political and economic environment. For voyage contracts, the current fuel costs are priced into the contracts. Other risks that Management takes into account are interest rate risk, credit risk, liquidity risk and capital risk. These risks, along with mitigation strategies, are further described in section 2.3 of the Annual Report 2023 and note 26 of the consolidated financial statements of the Group for the financial year ended 2023 and are principal risks for the remaining six months of 2024.

Responsibility statements

We confirm, to the best of our knowledge, that the condensed set of consolidated interim financial information (‘Interim Financial Information’) for the period from 1 January to 30 June 2024 has been prepared in accordance with IAS 34 – Interim Financial Reporting, and gives a true and fair view of the Group’s assets, liabilities, financial position and income statement as a whole. We also confirm, to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have occurred during the six months period ended 30 June 2024 and their impact on the Interim Financial Information, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

Andreas Sohmen-Pao
John Ridgway
Peter Read
Su Yin Anand
Erik Bartnes

23 August 2024

1 Q4 2023 figures onwards include IFRS 15 load to discharge adjustments; while previous quarters were not adjusted. Operating revenue from Q4 2023 onwards is adjusted for pool allocation while previous quarters were not adjusted.
2 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 17.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Notes to the Condensed Consolidated Interim Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated interim financial information.

Note 1: General information

Hafnia Limited (the “Company”), is incorporated and domiciled in Bermuda. The address of its registered office is Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are shipowning and chartering.

This Interim Financial Information was authorised for issue by the Board of Directors of the Company on 23 August 2024.

Note 2: Basis of preparation

Statement of compliance

The Interim Financial Information has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the financial year ended 31 December 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Note 3: Changes in accounting policies

New standard and amendments to published standards, effective in 2024 and subsequent years

The Group has applied the following IFRSs, amendments to and interpretations of IFRS for the first time for the annual period beginning on 1 January 2024:

(a)	Amendments:
-	Amendments to IFRS 16 Lease Liability in a Sale and Leaseback
-	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
-	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier Finance Arrangements

(b)	New standards:
-	IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information
-	IFRS S2 – Climate-related Disclosures

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 3: Changes in accounting policies CONTINUED

Global minimum top-up tax

Management has assessed that the amendments to IAS 12 Income Taxes (b) International Tax Reform – Pillar Two Model Rules are applicable to the Group as it is a large multinational enterprise that has consolidated revenues of more than USD 750 million in at least two out of the last four years.

The application of these amendments to standards and interpretations does not have a material effect on the Interim Financial Information.

A number of new standards, interpretations, and amendments to standards will become effective for annual periods beginning on or after 1 January 2025, and early adoption is permitted. In preparing these consolidated financial statements, the Group has not early adopted any new or amended standards or interpretations. The Group intends to adopt these new and amended standards and interpretations, when they become effective.

Note 4: Material accounting policies

The Interim Financial Information for the six-month period from 1 January 2024 to 30 June 2024 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the financial year ended 31 December 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

In the preparation of this set of Interim Financial Information, the same accounting policies have been applied as those used in the preparation of the annual consolidated financial statements for the financial year ended 31 December 2023.

The condensed consolidated Interim Financial Information for the six-month period from 1 January 2024 to 30 June 2024 has not been audited or reviewed by the Group’s auditors.

Critical accounting judgements and estimates

The following are the critical judgements, apart from those involving estimations, that management has made in the process of applying the Group’s accounting policies and which have the most significant effect on the amounts recognised in the financial statements.

Accounting for pool arrangements

The Group is involved in two types of commercial pool arrangements: 1) pool arrangements that are managed by the Group under the “agent-to-owner” model, and 2) pool arrangements that are managed by the Group under the “disponent-owner” model (“Disponent-Owner Pools”).

For pool arrangements that are managed by the Group, Hafnia operates as a pool manager for eight commercial pools:

(1)	Long Range II (“LR2”) Pool
(2)	Long Range I (“LR1”) Pool
(3)	Panamax Pool
(4)	Medium Range (“MR”) Pool

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 4: Material accounting policies CONTINUED

(5)	Handy size (“Handy”) Pool
(6)	Chemical handy size (“Chemical-Handy”) Pool
(7)	Chemical medium range (“Chemical-MR”) Pool
(8)	Specialized Pool

The pools are managed by Hafnia through its pool management companies that are wholly owned subsidiaries, as the pool manager. There are separate pool agreements entered into between the pool manager and the relevant pool participants. The pool manager negotiates charters with customers primarily in the spot market, however it may also arrange short duration time charters.

The objective of the commercial pool set up is to facilitate the commercial operation, employment, and marketing of the pool’s vessels. This is achieved via the optimal utilisation of the pool vessels due to improved scheduling to reduce ballast legs and bulk purchase of goods and services for voyage expenses, thus creating economies of scale, improved flexibility, efficiency and price competitiveness. Shipowners contribute their vessels to the pool and the pool is managed by the pool manager under the authority of the Pool Board.

For pool arrangements under the “agent-to-owner” model, management has performed a key assessment to determine who is the principal and agent in these pool arrangements. Indicators that the Group, as the pool manager, is an agent in a pool arrangement are:

•
Based on the pool agreements under the “agent-to-owner” model, the decisions over the relevant activities of the pool that are determined to significantly affect the pool’s returns are made by the respective Pool Boards, which are represented by pool participants;

•
Although the pool manager makes decisions over the day-to-day operations of the pool, the pool manager only acts within the pre-defined mandates and authority limits set by the Pool Board, for which the Pool Board’s approving rights are substantive;

•
The decisions of the pool manager are not for the relevant activities of the pool and the pool manager has limited discretion over pricing as the prices are highly dependent on the market published price for charter contracts;

•	The pool manager is only given authority to decide on the prices with the objective of efficient pool management; and

•	The Pool Board’s decisions have practical ability to prevent the pool manager from directing the pool’s relevant activities and exercising power on its own behalf.

The Group has evaluated that it has limited control as the pool manager and is hence an agent in the respective commercial pool arrangements. In such arrangements, the Group as the pool manager does not consolidate the pools. Instead, the Group only recognises the pool management fees as other operating income. On the balance sheet, the Group recognises the pool’s assets and liabilities over which the Group, as pool manager, has legal rights and obligations respectively. This includes all cash balances of the pool as the pool bank accounts are opened in the name of the pool manager; and trade payables (other than those relating to fuel oil) for which contracts are entered into in the name of the pool manager.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 4: Material accounting policies CONTINUED

As the shipowner that places its own vessels in the pools, the Group recognises the gross revenue and voyage expenses earned pertaining to its vessels placed in the pools; and adjustments due to pool allocations recognised separately as “pool allocated gain/loss”. These adjustments relate to revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. On the balance sheet, the Group recognises the assets and liabilities over which the Group, as shipowners, has legal rights and obligations respectively. This includes the trade receivables from end charterers for which the contracts are entered into in its own name as shipowners; and fuel oil as inventory and its corresponding payables, as the pool manager purchases fuel oil as an agent on behalf of shipowners based on the contractual terms of the Pool Agreements under the “agent-to-owner” model and the shipowner having the primary responsibility for the fuel oil obligations.

During the financial year ended 31 December 2023, the Group changed the Handy Pool, MR Pool, LR1 Pool and LR2 Pool from the “agent-to-owner” model to the “disponent-owner” model, as management believes that it would lead to an improvement in operating efficiency and access to working capital facilities.

For pool arrangements under the “disponent-owner” model (“Disponent-Owner Pools”), the key changes in the pool agreements from the “agent-to-owner” model are:

•	Establishing a time-charter arrangement for the vessels in the Disponent-Owner Pools between the pool participants and the pool manager;

•
The pool manager, as the “disponent-owner” of the vessels, has the right to obtain substantially all of the economic benefits from the use of the vessels in the Disponent-Owner Pools, as the pool manager is the contractual and legal entity who charters in vessels from the pool participants and subsequently charters out the vessels to the external charterers under its own name as the “disponent-owner”;

•
The pool manager, as the “disponent-owner” of the vessels, also has the right to direct the use of the vessels in the Disponent-Owner Pools, including having the right to direct how and for what purpose the vessels will be used;

The Group has evaluated that the time-charter arrangement constitutes a lease under IFRS 16 – Leases to the pool manager of the Disponent-Owner Pools. Correspondingly, management has assessed that the rights conferred from the pool agreements under the “disponent-owner” model provided the pool manager with the control of a right to a service to be performed using the vessels in the Disponent-Owner Pools for which it has control over, for the end charterers and hence allowing the pool manager to recognise the revenue as a principal in line with IFRS 15 – Revenue from Contracts with Customers.

In such arrangements, the Group as the pool manager recognises the gross revenue and voyage expenses earned pertaining to the vessels placed by the Group in the Disponent-Owner Pools as “Revenue (Hafnia Vessels and TC Vessels)” and “Voyage expenses (Hafnia Vessels and TC Vessels)” respectively, and adjustments due to pool allocations recognised separately as “pool allocated gain/loss”; the gross revenue and voyage expenses earned pertaining to the external vessels placed by pool participants other than the Group in the Disponent-Owner Pools as “Revenue (External Vessels in Disponent-Owner Pools)” and “Voyage expenses (External Vessels in Disponent-Owner Pools)” respectively; and expenses relating to pool distributions to external pool participants other than the Group in the Disponent-Owner Pools separately as “Pool distributions for External Vessels in Disponent-Owner Pools”.

On the balance sheet, the Group recognises the pool’s assets and liabilities over which the Group, as pool manager, has legal rights and obligations respectively. This includes all cash balances of the pool as the pool bank accounts are opened in the name of the pool manager; all trade receivables from end charterers for which contracts are entered into in the name of the pool manager as the “disponent-owner”; the trade payables for which contracts are entered into in the name of the pool manager; and fuel oil as inventory and its corresponding payables, as the pool manager purchases fuel oil as the “disponent owner” of the vessels based on the contractual terms of the Pool Agreements under the “disponent-owner” model.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 4: Material accounting policies CONTINUED

Identification of cash-generating units

The Group organizes the commercial management of the fleet of vessels into eight individual commercial pools: LR2, LR1, Panamax, MR, Handy, Chemical-MR, Chemical-Handy and Specialised. For the financial period ended 30 June 2024, there are no Hafnia Vessels or TC Vessels in the Specialised Pool. The Group has assessed that each individual commercial pool constitutes a separate cash-generating unit (“CGU”). This is due to 1) the vessels in each individual pool generating cashflows that are largely interdependent with each other, as the pool arrangements create operational dependencies between vessels in each segment as the pool manager is able to deploy all the vessels to gain efficiencies for the entire fleet of vessels in the pool ; 2) the decisions of the pool manager are made solely for the benefit of the entire commercial pool and not for individual vessels; and 3) each individual pool is managed on a portfolio basis to optimise performance and for internal and external management reporting.

Time-chartered in vessels which are recognised as ROU assets by the Group and subsequently deployed in the commercial pools are included as part of the respective commercial pool CGUs based on the above assessment. For vessels outside the commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU.

Impairment/reversals of impairment of non-financial assets

Property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or a reversal of previously recognised impairment charge may be required. The recoverable amount of an asset, and where applicable, a cash-generating unit (“CGU”), is determined based on the higher of fair value less costs to sell and value-in-use calculations prepared on the basis of management’s assumptions and estimates.

All impairment calculations demand a high degree of estimation, which include assessments of the expected cash flows arising from such assets under various modes of deployment, and the selection of discount rates. Changes to these estimates may significantly impact the impairment charges recognised, and future changes may lead to reversals of any previously recognised impairment charges. The Group views that the forecast of future freight rates, representing the main driver of recoverable amounts of the Group’s vessels to be inherently difficult to estimate. This is further complicated by the volatility in oil prices caused by geopolitics and macroeconomic forces, together with the cyclical nature of freight rates prevailing in the tankers market.

Vessel life and residual value

The Group depreciates the vessels on a straight-line basis after deduction of residual values over the ship’s estimated useful life of 25 years, from the date the ship was originally delivered from the shipyard. Dry docking costs are generally depreciated over 2.5 to 5 years depending on the age and serviceability of the vessels. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the scrap value. The residual values of the vessels are reassessed by management at the end of each reporting period based on the prevailing and historical steel prices.

The useful life and residual value are critical accounting estimates as they directly impact the amount of depreciation expense to be presented in the financial statements. Due to the size of the Group’s fleet of owned vessels, the impact could be material depending on the estimates adopted by Management.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 5: Revenue

	For the 3 months ended 30 June 2024 USD’000	For the 3 months ended 30 June 2023 USD’000	For the 6 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2023 USD’000
Hafnia Vessels and TC Vessels
Revenue from voyage charter	545,846	442,607	1,025,759	939,178
Revenue from time charter	17,252	35,592	59,131	61,622
Total revenue	563,098	478,199	1,084,890	1,000,800

The Group’s revenue is generated from the following main business segments: LR2 Product Tankers, LR1 Product Tankers, MR Product Tankers (inclusive of IMO II vessels) and Handy Product Tankers (inclusive of IMO II vessels).

Disaggregation of revenue by business segments is presented in Note 14.

Note 6: Property, plant and equipment

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
Cost
At 1 January 2024	199,582	3,573,265	143,375	1,495	3,917,717
Additions	–	3,324	11,996	45	15,365
Write-off on completion of dry docking cycle	–	–	(7,946)	–	(7,946)
At 31 March 2024/1 April 2024	199,582	3,576,589	147,425	1,540	3,925,136
Additions	10,836	3,784	9,184	15	23,819
Write-off on completion of dry docking cycle	–	–	(3,501)	–	(3,501)
At 30 June 2024	210,418	3,580,373	153,108	1,555	3,945,454

Accumulated depreciation and impairment charges
At 1 January 2024	165,021	899,327	75,216	531	1,140,095
Depreciation charge	10,711	34,393	8,605	84	53,793
Write-off on completion of dry docking cycle	–	–	(7,946)	–	(7,946)
At 31 March 2024/1 April 2024	175,732	933,720	75,875	615	1,185,942
Depreciation charge	10,537	34,835	9,146	77	54,595
Write-off on completion of dry docking cycle	–	–	(3,501)	–	(3,501)
At 30 June 2024	186,269	968,555	81,520	692	1,237,036

Net book value
At 30 June 2024	24,149	2,611,818	71,588	863	2,708,418

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 6: Property, plant and equipment CONTINUED

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
Cost
At 1 January 2023	187,730	3,698,658	138,001	1,369	4,025,758
Additions	–	1,592	408	55	2,055
Disposal of vessel	–	(164,795)	(7,481)	–	(172,276)
Reclassification to assets held for sale	–	(60,321)	(1,729)	–	(62,050)
At 31 March 2023/1 April 2023	187,730	3,475,134	129,199	1,424	3,793,487
Additions	–	86,445	7,405	4	93,854
Disposal of vessel	–	(58,712)	(3,340)	–	(62,052)
Write-off on completion of dry docking cycle	–	–	(1,575)	–	(1,575)
At 30 June 2023/1 July 2023	187,730	3,502,867	131,689	1,428	3,823,714
Additions	–	33,966	8,400	51	42,417
Write-off on completion of dry docking cycle	–	–	(2,727)	–	(2,727)
At 30 September 2023/1 October 2023	187,730	3,536,833	137,362	1,479	3,863,404
Additions	11,852	36,432	9,618	16	57,918
Disposal of vessel	–	(60,321)	(1,696)	–	(62,017)
Write-off on completion of dry docking cycle	–	–	(3,638)	–	(3,638)
Reclassification of assets held for sale to disposal of vessel	–	60,321	1,729	–	62,050
At 31 December 2023	199,582	3,573,265	143,375	1,495	3,917,717

Accumulated depreciation and impairment charges
At 1 January 2023	119,826	970,339	58,791	239	1,149,195
Depreciation charge	11,232	33,153	7,204	72	51,661
Disposal of vessel	–	(111,179)	(2,072)	–	(113,251)
Reclassification to assets held for sale	–	(49,015)	(482)	–	(49,497)
At 31 March 2023/1 April 2023	131,058	843,298	63,441	311	1,038,108
Depreciation charge	11,292	33,250	6,935	68	51,545
Disposal of vessel	–	(46,287)	(1,852)	–	(48,139)
Write-off on completion of dry docking cycle	–	–	(1,575)	–	(1,575)
At 30 June 2023/1 July 2023	142,350	830,261	66,949	379	1,039,939
Depreciation charge	11,335	34,572	7,158	70	53,135
Write-off on completion of dry docking cycle	–	–	(2,727)	–	(2,727)
At 30 September 2023/1 October 2023	153,685	864,833	71,380	449	1,090,347
Depreciation charge	11,336	34,494	7,474	82	53,386
Write-off on completion of dry docking cycle	–	–	(3,638)	–	(3,638)
Disposal of vessel	–	(49,015)	(482)	–	(49,497)
Reclassification of assets held for sale to disposal of vessel	–	49,015	482	–	49,497
At 31 December 2023	165,021	899,327	75,216	531	1,140,095

Net book value
At 31 December 2023	34,561	2,673,938	68,159	964	2,777,622

a.
The Group organises the commercial management of the fleet of product tanker vessels into eight (2023: seven) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Specialized (2023: LR1, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Specialized). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels deployed on a time-charter basis outside the commercial pools, each of these vessels constitutes a separate CGU.

Management is required to assess whenever events or changes in circumstances indicate that the carrying value of these CGUs may not be recoverable. Management measures the recoverability of each CGU by comparing its carrying amount to its ‘recoverable value’, being the higher of its fair value less costs of disposal or value in use (“VIU”) based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 6: Property, plant and equipment CONTINUED

As at 30 June 2024, the Group assessed whether these CGUs have indicators of impairment by reference to internal and external factors. The market valuation of the fleet of vessels, as appraised by independent shipbrokers, is one key test performed by the Group.

Based on this assessment, alongside with other industry factors, the Group concluded that there is no indication that any impairment loss or reversal of previously recognised impairment loss is needed for the 6 months ended 30 June 2024 (6 months ended 30 June 2023: USD Nil).

b.	The Group has mortgaged vessels with a total carrying amount of USD 2,470.1 million as at 30 June 2024 (31 December 2023: USD 2,491.8 million) as security over the Group’s bank borrowings.

c.	There were additions of USD 10.8 million to right-of-use assets – vessels – as at 30 June 2024 (6 months ended 30 June 2023: USD Nil).

d.
As at 30 June 2024, the Group has time chartered-in six MRs and two LR1s with purchase options; and two MRs and one LR1 without purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2025 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price
LR1	41,167	40,667
MR	33,064	32,681

The time chartered-in days and average time charter rates for these vessels are as follows:

	2024	2025
TC in (Days)[2]
LR1 (with purchase option)	732	425
LR1 (without purchase option)	323	–
MR (with purchase option)	2,165	649
MR (without purchase option)	636	–

Average TC in rate (USD/Day)
LR1 (with purchase option)	18,750	19,100
LR1 (without purchase option)	17,500	–
MR (with purchase option)	16,125	16,467
MR (without purchase option)	17,314	–

Note 7: Shareholders’ equity

a.	Authorised share capital

The total authorised number of shares is 750,000,000 (30 June 2023: 750,000,000) common shares at par value of USD 0.01 per share.

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options amount to USD 108 mil as at the end of the current reporting period.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 7: Shareholders’ equity CONTINUED

b.	Issued and fully paid share capital

	Numbers of shares	Share capital USD’000	Share premium USD’000	Total USD’000
At 1 January 2023	503,388,593	5,035	1,023,996	1,029,031
Issuance of shares	3,431,577	34	20,853	20,887
At 30 June 2023	506,820,170	5,069	1,044,849	1,049,918

At 1 January 2024	506,820,170	5,069	1,044,849	1,049,918
Issuance of shares	5,743,362	57	43,080	43,137
At 30 June 2024	512,563,532	5,126	1,087,929	1,093,055

On 28 February 2023, the Company entered into a share lending agreement with BW Group Limited (“BW Group”), whereby BW Group lent 3,431,577 shares of the Company. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share. Following this transaction, the Company had 3,431,577 newly issued shares and 3,431,577 treasury shares.

On 1 March 2023, the Company settled these borrowed shares by way of issuing 3,431,577 new ordinary shares to BW Group. Following the issuance of the new ordinary shares, there were 506,820,170 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 20 December 2023, the Company entered into another share lending agreement with BW Group, whereby BW Group lent 3,431,577 shares of the Company. Following this transaction, the Company had 3,431,577 treasury shares. The borrowed shares would be redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share.

On 2 January 2024, the Company settled borrowed shares from BW Group by way of issuing 3,431,577 new ordinary shares. Following the issuance of the new ordinary shares, there were 510,251,747 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 29 May 2024, the Company entered into another share lending agreement with BW Group whereby BW Group lent 2,311,785 shares of the Company. The borrowed shares would be redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share.

On 27 June 2024, the Company settled borrowed shares from BW Group by way of issuing 2,311,785 new ordinary shares. Following the issuance of the new ordinary shares, there are 512,563,532 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

All issued common shares are fully paid. The newly issued shares rank pari passu with the existing shares.

c.	Other reserves

(i)		As of 30 June 2024 USD’000	As of 31 December 2023 USD’000
	Composition:
	Translation reserve	(40)	(63)
	Hedging reserve	41,635	39,312
	Share based payment reserve	2,731	3,788
	Capital reserve	(53,900)	(25,137)
	Fair value reserve	10,980	9,720
	Total	1,406	27,620

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 7: Shareholders’ equity CONTINUED

(ii)	Movements of the reserves are as follows:	For the 6 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2023 USD’000
	Hedging reserve
	At beginning of the financial period	39,312	68,458
	Fair value gains on cash flow hedges	18,747	16,143
	Reclassification to profit or loss	(16,424)	(16,692)
	At end of the financial period	41,635	67,909

Note 8: Borrowings

	As at 30 June 2024 USD’000	As at 31 December 2023 USD’000
Current
Bank borrowings	248,920	174,004
Sale and leaseback liabilities (accounted for as financing transaction)	49,491	57,305
Other lease liabilities	27,500	36,019
Total current borrowings	325,911	267,328

Non-current
Bank borrowings	290,399	398,507
Sale and leaseback liabilities (accounted for as financing transaction)	517,841	622,174
Other lease liabilities	798	4,342
Total non-current borrowings	809,038	1,025,023

Total borrowings	1,134,949	1,292,351

As at 30 June 2024, bank borrowings consist of ten credit facilities from external financial institutions, namely USD 473 million, USD 374 million, USD 216 million, USD 106 million, USD 84 million, USD 39 million, USD 40 million, USD 303 million and two borrowing base facilities (31 December 2023: USD 473 million, USD 374 million, USD 216 million, USD 106 million, USD 84 million, USD 39 million, USD 40 million, USD 303 million and two borrowing base facilities respectively). These facilities are secured by the Group’s fleet of vessels. The table below summarises key information of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 473 million facility	100.8
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 374 million facility	–
- USD 100 million revolving credit facility		2028
USD 216 million facility	137.4	2026
USD 106 million facility	84.0	2025
USD 84 million facility	52.7
- USD 68 million term loan		2026
- USD 16 million revolving credit facility		2026
USD 39 million facility	17.1
- USD 30 million term loan		2025
- USD 9 million revolving credit facility		2025
USD 40 million facility	37.1	2029
USD 303 million facility	–
- USD 303 million revolving credit facility		2029
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	52.8 59.7	2024

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 8: Borrowings CONTINUED

The table below summarises the repayment profile of the bank borrowings:

	For the financial year ended 31 December 2024	For the financial year ended 31 December 2025
Repayment profile USD’000
USD 473 million facility	14,496	28,992
USD 216 million facility	6,300	12,600
USD 106 million facility	4,308	79,692
USD 84 million facility	3,120	6,240
USD 39 million facility	1,669	15,464
USD 40 million facility	1,437	2,874
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	53,000 60,000	–

As of 30 June 2024, bank borrowings of joint ventures consist of six credit facilities (31 December 2023: six credit facilities) from external financial institutions. The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	31.5	2031
USD 111.0 million facility	79.1	2032
USD 89.6 million facility	83.7	2033
USD 88.5 million facility	86.0	2031

H&A Shipping joint venture
USD 22.1 million facility	18.0	2026
USD 23.5 million facility	19.8	2028

	For the financial year ended 31 December 2024	For the financial year ended 31 December 2025
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	1,727	3,453
USD 111.0 million facility	3,700	7,400
USD 89.6 million facility	2,635	5,271
USD 88.5 million facility	2,458	4,917

H&A Shipping joint venture
USD 22.1 million facility	737	1,473
USD 23.5 million facility	735	1,470

As at 30 June 2024, the finance lease liabilities consist of various facilities provided by external leasing houses. The vessels under these facilities are legally owned by the leasing houses and leased back to Hafnia. The maturity dates of the facilities range from 2029 to 2033.

The carrying amounts relating to the 12 LR1 vessels was USD 339.5 million (31 December 2023: USD 354.2 million), 10 CTI vessels was USD 181.7 million (31 December 2023: USD 276.9 million), and other finance leases was USD 46.1 million (31 December 2023: USD 48.5 million).

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 8: Borrowings CONTINUED

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 30 June 2024	As at 31 December 2023
Bank borrowings	7.0%	6.7%
Sale and leaseback liabilities (accounted for as financing transaction)	7.3%	7.4%

Carrying amounts and fair values

The carrying values of the bank borrowings and finance lease liabilities approximate their fair values as they are re-priceable at one to three months intervals.

Note 9: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to third parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 30 June 2024	As at 31 December 2023
Less than one year	98,909	87,459
One to two years	35,663	25,830
Two to five years	13,098	8,960
	147,670	122,249

Newbuild Commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 30 June 2024	As at 31 December 2023
Less than one year	46,463	28,394
One to two years	33,557	58,079
Two to five years	–	19,360
	80,020	105,833

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 10: Share-based payment arrangements

The Company operates equity-settled, share-based long term incentive plans (“LTIP”) in which the entity receives services from employees as consideration for equity instruments (share options) in the group; and grants restricted share units (“RSUs”) to employees in which the entity receives services from employees as consideration for equity instruments (share units) in the group.

Share option programme (equity-settled)

On 16 April 2024, the Company awarded a total of 2,032,414 share options to key management and senior employees under the LTIP 2024 share option program. These share options will vest on 16 April 2027 at an exercise price of NOK 89.68. The vesting condition of the granted options is 3 years’ service from grant date.

On 28 February 2023, the Company granted a total of 1,849,428 share options to key management and senior employees under the LTIP 2023 share option program. These share options will vest on 28 February 2026 at an exercise price of NOK 74.62. The vesting condition of the granted options is 3 years’ service from grant date.

All share options and share units are to be settled by physical delivery of shares and will become void if the employee rescinds their position before the vesting date. The fair value of services received in return for share options granted is based on fair value of share options granted, measured using the Black-Scholes model. The following inputs were used in the measurement of the fair values at respective grant dates of the share options.

Measurement of grant date fair values of share options	LTIP 2024	LTIP 2023
Grant date	16 April 2024	28 February 2023
Share price (NOK)	75.05	64.46
Exercise price (NOK)	89.68	74.62

Time to maturity (years)	4.0	4.5
Risk free rate	3.70%	3.53%
Volatility	43.50%	50.00%
Dividends	–	–
Annual tenure risk	–	7.50%
Share options granted	2,032,414	1,849,428
		LTIP 2023
Fair value at grant date (USD)	4,706,608	3,716,961

Volatility has been estimated as a benchmark volatility by considering the historical average share price volatility of a comparable peer group of companies.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 11: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 June 2024
Financial assets measured at fair value
Forward freight agreements	1,336	–	–	1,336	–	1,336	–	1,336
Interest rate swaps used for hedging	49,076	–	–	49,076	–	49,076	–	49,076
Other investments	–	–	23,531	23,531	–	–	23,531	23,531
	50,412	–	23,531	73,943

At 30 June 2024
Financial assets not measured at fair value
Restricted cash	–	13,445	–	13,445
Loans receivable from joint ventures	–	57,670	–	57,670
Trade and other receivables[1]	–	600,429	–	600,429
Cash at bank and on hand	–	166,691	–	166,691
Cash retained in the commercial pools	–	95,890	–	95,890
	–	934,125	–	934,125

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 June 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	(267)	–	(267)	–	(267)	–	(267)
Forward freight agreements	(2,947)	–	(2,947)	–	(2,947)	–	(2,947)
	(3,214)	–	(3,214)

At 30 June 2024
Financial liabilities not measured at fair value
Bank borrowings	–	(539,319)	(539,319)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	–	(595,630)	(595,630)
Trade and other payables	–	(346,656)	(346,656)
	–	(1,481,605)	(1,481,605)

1 Excludes prepayments

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 11: Financial information CONTINUED

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2023
Financial assets measured at fair value
Forward foreign exchange contracts	449	–	–	449	–	449	–	449
Forward freight agreements	1,512	–	–	1,512	–	1,512	–	1,512
Interest rate swaps used for hedging	45,964	–	–	45,964	–	45,964	–	45,964
Other investments	–	–	23,953	23,953	–	–	23,953	23,953
	47,925	–	23,953	71,878

At 31 December 2023
Financial assets not measured at fair value
Restricted cash	–	13,381	–	13,381
Loans receivable from joint ventures	–	69,626	–	69,626
Trade and other receivables[1]	–	568,436	–	568,436
Cash at bank and on hand	–	141,621	–	141,621
Cash retained in the commercial pools	–	80,900	–	80,900
	–	873,964	–	873,964

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2023
Financial liabilities measured at fair value
Forward freight agreements	(276)	–	(276)	–	(276)	–	(276)
	(276)	–	(276)

At 31 December 2023
Financial liabilities not measured at fair value
Bank borrowings	–	(572,511)	(572,511)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	–	(719,840)	(719,840)
Trade and other payables	–	(385,478)	(385,478)
	–	(1,677,829)	(1,677,829)

The Group has no Level 1 financial assets or liabilities as at 30 June 2024 and 31 December 2023.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

1 Excludes prepayments

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 11: Financial information CONTINUED

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Level 3 fair values

The Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	30 June 2024 USD’000	31 December 2023 USD’000
Opening balance	23,953	3,825
Acquisition of equity investments at FVOCI	661	10,408
Equity investments at FVOCI – net change in fair value (unrealized)	1,260	9,720
Proceeds from disposal of other investments	(2,343)	–
Closing balance	23,531	23,953

Note 12: Significant related party transactions

In addition to the related party information disclosed elsewhere in the Interim Financial Information, the following significant transactions took place between the Group and related parties during the financial period on commercial terms agreed by the parties:

	For the 3 months ended 30 June 2024 USD’000	For the 3 months ended 30 June 2023 USD’000	For the 6 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2023 USD’000
Sale and purchase of services
Support service fees paid/payable to related corporations	1,715	1,633	3,446	3,325
Rental paid/payable to a related corporation	220	219	440	437

Rendering of services
Management fees received/receivable from related corporations	159	176	344	322

Transactions with joint venture
Management fees received/receivable from joint venture	292	153	519	249
Interest income receivable from joint venture	1,326	1,332	2,235	2,699

Related parties refer to companies controlled by Sohmen family interests. On 9 May 2022, BW Group Limited ceased to be the immediate holding company of the Group but remains as the single largest shareholder, owning an equity stake of 42.94% as at 30 June 2024. Prior to May 2022, BW Group was the controlling shareholder of the Group. BW Group is wholly-owned by Sohmen family interests.

Note 13: Joint ventures

	As at 30 June 2024 USD’000	As at 31 December 2023 USD’000
Interest in joint ventures	74,654	60,172

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 13: Joint ventures CONTINUED

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•	During the financial period ended 30 June 2024, Hafnia took delivery of one LR2 vessel through its Vista Shipping joint venture.

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	As at 30 June 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	434,530	397,965
Current assets	49,103	54,092
Non-current liabilities	(327,654)	(336,598)
Current liabilities	(38,319)	(28,564)
Net assets (100%)	117,660	86,895

Group’s share of net assets (50%)	58,830	43,448

Revenue	66,417	91,191
Other income	1,529	1,963
Expenses	(37,250)	(56,914)
Profit and total comprehensive income (100%)	30,696	36,240

Profit and total comprehensive income (50%)	15,348	18,120
Prior year share of profit/(loss) not recognised	35	(170)
Group’s share of total comprehensive income (50%)	15,383	17,950

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 13: Joint ventures CONTINUED

	As at 30 June 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	61,440	62,990
Current assets	3,723	5,308
Non-current liabilities	(47,565)	(52,038)
Current liabilities	(5,090)	(4,548)
Net assets (100%)	12,508	11,712

Group’s share of net assets (50%)	6,254	5,856
Shareholder’s loans	6,308	7,668
Alignment of accounting policies	1,079	1,006
Carrying amount of interest in joint venture	13,641	14,530

Revenue	5,706	11,438
Other income	487	1,458
Expenses	(5,398)	(10,857)
Profit and total comprehensive income (100%)	795	2,039

Profit and total comprehensive income (50%)	398	1,019
Alignment of accounting policies	73	147
Group’s share of total comprehensive income (50%)	471	1,166

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

	As at 30 June 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	43	31,873
Current assets	46,114	–
Non-current liabilities	(1,216)	(31,849)
Current liabilities	(46,483)	–
Net (liabilities)/assets (100%)	(1,542)	24

Group’s share of net (liabilities)/assets (50%)	(771)	12
Unrecognised share of losses	771	–
Carrying amount of interest in joint venture	–	12

Other income	5	1
Expenses	(1,571)	(87)
Loss and total comprehensive loss (100%)	(1,566)	(86)

Loss and total comprehensive loss (50%)	(783)	(43)
Unrecognised share of losses	771	–
Group’s share of total comprehensive loss (50%)	(12)	(43)

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 13: Joint ventures CONTINUED

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 25.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The cost of investment as of 30 June 2024 was USD 2.2 million. The Company was subsequently renamed to Complexio Limited (“Complexio”).

Note 14: Segment information

For the 3 months ended 30 June 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	42,909	154,113	261,078	104,996	563,096
Revenue (External Vessels in Disponent-Owner Pools)	29,696	92,117	123,860	22,391	268,064
Voyage expenses (Hafnia Vessels and TC Vessels)	(10,216)	(35,980)	(67,360)	(32,184)	(145,740)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(9,768)	(27,707)	(39,785)	(7,010)	(84,270)
Pool distributions for External Vessels in Disponent-Owner Pools	(19,928)	(64,410)	(84,075)	(15,381)	(183,794)
TCE Income[5]	32,693	118,133	193,718	72,812	417,356
Other operating income	659	2,010	4,448	1,098	8,215
Vessel operating expenses	(3,633)	(16,228)	(33,003)	(16,199)	(69,063)
Technical management expenses	(530)	(2,082)	(3,623)	(1,372)	(7,607)
Charter hire expenses	–	(2,531)	(9,132)	–	(11,663)

Adjusted EBITDA[5]	29,189	99,302	152,408	56,339	337,238
Depreciation charge	(3,542)	(14,558)	(28,116)	(8,302)	(54,518)
					282,720
Unallocated[6]					(21,951)
Profit before income tax					260,769

For the 6 months ended 30 June 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	72,410	318,224	497,655	196,561	1,084,850
Revenue (External Vessels in Disponent-Owner Pools)	56,907	185,079	237,261	51,918	531,165
Voyage expenses (Hafnia Vessels and TC Vessels)	(14,207)	(81,105)	(131,491)	(61,938)	(288,741)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(22,103)	(53,176)	(76,403)	(16,801)	(168,483)
Pool distributions for External Vessels in Disponent-Owner Pools	(34,804)	(131,903)	(160,858)	(35,117)	(362,682)
TCE Income[5]	58,203	237,119	366,164	134,623	796,109
Other operating income	1,418	4,034	6,876	2,343	14,671
Vessel operating expenses	(7,957)	(33,422)	(65,846)	(31,467)	(138,692)
Technical management expenses	(875)	(3,494)	(6,323)	(2,634)	(13,326)
Charter hire expenses	–	(4,716)	(16,477)	–	(21,193)

Adjusted EBITDA[5]	50,789	199,521	284,394	102,865	637,569
Depreciation charge	(6,924)	(29,516)	(55,286)	(16,501)	(108,227)
					529,342
Unallocated[6]					(47,259)
Profit before income tax					482,083

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measure section in Note 17.
6 Including prior period adjustments for vessels that are not a part of the Group’s operating segments in the financial year ended 2024.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 14: Segment information CONTINUED

For the 3 months ended 30 June 2023	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Chemical – Stainless USD’000	Specialized USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	25,338	138,789	218,756	93,843	(54)	1,527	478,199
Revenue (External Vessels in Disponent-Owner Pools)	14,863	95,848	72,295	39,737	–	–	222,743
Voyage expenses (Hafnia Vessels and TC Vessels)	(5,177)	(35,303)	(59,502)	(28,230)	(18)	(621)	(128,851)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(5,707)	(30,768)	(25,704)	(14,831)	–	–	(77,010)
Pool distributions for External Vessels in Disponent-Owner Pools	(9,156)	(65,080)	(46,591)	(24,906)	–	–	(145,733)
TCE Income[5]	20,161	103,486	159,254	65,613	(72)	906	349,348
Other operating income	347	1,834	3,371	1,508	–	1,840	8,900
Vessel operating expenses	(4,040)	(15,596)	(30,089)	(15,831)	63	–	(65,493)
Technical management expenses	(373)	(1,538)	(2,602)	(1,272)	–	–	(5,785)
Charter hire expenses	–	(2,391)	(4,990)	–	–	(742)	(8,123)

Adjusted EBITDA[5]	16,095	85,795	124,944	50,018	(9)	2,004	278,847
Depreciation charge	(3,426)	(14,023)	(25,779)	(8,249)	–	–	(51,477)
							227,370
Unallocated							(12,590)
Profit before income tax							214,780

For the 6 months ended 30 June 2023	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Chemical – Stainless USD’000	Specialized USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	53,605	297,513	455,563	192,847	(255)	1,527	1,000,800
Revenue (External Vessels in Disponent-Owner Pools)	21,019	146,102	93,722	55,857	–	–	316,700
Voyage expenses (Hafnia Vessels and TC Vessels)	(11,430)	(75,213)	(125,086)	(61,874)	(36)	(621)	(274,260)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(8,570)	(54,852)	(36,148)	(20,191)	–	–	(119,761)
Pool distributions for External Vessels in Disponent-Owner Pools	(12,449)	(91,250)	(57,574)	(35,666)	–	–	(196,939)
TCE Income[5]	42,175	222,300	330,477	130,973	(291)	906	726,540
Other operating income	828	5,557	6,398	3,680	(705)	1,840	17,598
Vessel operating expenses	(7,728)	(33,373)	(58,492)	(30,565)	10	–	(130,148)
Technical management expenses	(731)	(3,312)	(5,206)	(2,561)	–	–	(11,810)
Charter hire expenses	–	(4,765)	(9,503)	–	–	(742)	(15,010)

Adjusted EBITDA[5]	34,544	186,407	263,674	101,527	(986)	2,004	587,170
Depreciation charge	(6,814)	(28,898)	(50,955)	(16,399)	–	–	(103,066)
							484,104
Unallocated							(10,766)
Profit before income tax							473,338

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measure section in Note 17.

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 15: Subsequent events

On 11 July 2024, Hafnia refinanced its existing 106m DSF facility into the 84m DSF facility.

On 16 July 2024, Hafnia sold the LR1 vessel, Hafnia Thames, to an external party.

On 19 July 2024, Hafnia Nile was involved in a collision with another vessel which resulted in the vessel being damaged and unable to trade. Management has assessed that the damage suffered by the vessel will be covered by insurance and no provisions are necessary. The vessel is expected to be on off-hire until the end of the year. As the incident took place after the reporting period, this is a non-adjusting event for the purpose of this Interim Financial Information.

On 20 August 2024, Hafnia sold the MR vessel, Hafnia Pegasus, to an external party.

Note 16: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Despina	115,000	Jan-19	LR2
Hafnia Magellan	39,067	May-15	Handy	Hafnia Galatea	115,000	Mar-19	LR2
Hafnia Malacca	39,067	Jul-15	Handy	Hafnia Larissa	115,000	Apr-19	LR2
Hafnia Soya	38,700	Nov-15	Handy	BW Neso	115,000	Jul-19	LR2
Hafnia Sunda	39,067	Sep-15	Handy	Hafnia Thalassa	115,000	Sep-19	LR2
Hafnia Torres	39,067	May-16	Handy	Hafnia Triton	115,000	Oct-19	LR2
Hafnia Kallang	74,000	Jan-17	LR1	Hafnia Languedoc[1]	115,000	Mar-23	LR2
Hafnia Nile	74,000	Aug-17	LR1	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Seine	76,580	May-08	LR1	Hafnia Loire[1]	115,000	May-23	LR2
Hafnia Shinano	74,998	Oct-08	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Tagus	74,000	Mar-17	LR1	Beagle[2]	44,995	Mar-19	MR
Hafnia Thames	74,999	Aug-08	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Yangtze	74,996	Jan-09	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Yarra	74,000	Jul-17	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Zambesi	74,982	Jan-10	LR1	BW Bobcat	49,999	Aug-14	MR
Hafnia Africa	74,539	May-10	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Asia	74,539	Jun-10	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Hong Kong[1]	75,000	Jan-19	LR1	BW Egret	49,999	Nov-14	MR
Hafnia Shanghai[1]	75,000	Jan-19	LR1	BW Falcon	49,999	Feb-15	MR
Hafnia Guangzhou[1]	75,000	Jul-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Hafnia Beijing[1]	75,000	Oct-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Sunda[2]	79,902	Jul-19	LR1	BW Kestrel	49,999	Aug-15	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Leopard	49,999	Jan-14	MR
Hafnia Shenzhen[1]	75,000	Aug-20	LR1	Hafnia Lioness	49,999	Jan-14	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Lynx	49,999	Nov-13	MR
Kamome Victoria[2]	69,998	May-11	LR1	BW Merlin	49,999	Sep-15	MR
Peace Victoria[2]	77,378	Oct-19	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Excelsior	74,665	Jan-16	LR1	BW Osprey	49,999	Oct-15	MR
Hafnia Executive	74,431	May-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Prestige	74,997	Nov-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Providence	74,997	Aug-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Exceed	74,665	Feb-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Expedite	74,634	Jan-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Express	74,663	May-16	LR1	Hafnia Andromeda	49,999	May-11	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Precision	74,997	Oct-16	LR1	Hafnia Crux	52,550	Feb-12	MR
Hafnia Experience	74,670	Mar-16	LR1	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Pioneer	81,350	Jun-13	LR1	Hafnia Henriette	49,999	Jun-16	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 16: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Lene	49,999	Jul-15	MR
Hafnia Leo	52,340	Nov-13	MR
Hafnia Libra	52,384	May-13	MR
Hafnia Lise	49,999	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Lupus	52,550	Apr-12	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Nordica	49,994	Mar-10	MR
Hafnia Pegasus	50,326	Oct-10	MR
Hafnia Phoenix	52,340	Jul-13	MR
Hafnia Taurus	50,385	Jun-11	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,972	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
Clearocean Milano[1]	50,485	Oct-21	MR
Clearocean Ginkgo[1]	49,999	Aug-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,000	Apr-16	IMO II – MR
Hafnia Topaz	49,000	Jul-16	IMO II – MR
Hafnia Tourmaline	49,000	Oct-16	IMO II – MR
Hafnia Tanzanite	49,000	Nov-16	IMO II – MR
Hafnia Viridian	49,000	Dec-15	IMO II – MR
Hafnia Violette	49,000	Mar-16	IMO II – MR
Hafnia Atlantic	49,614	Dec-17	IMO II – MR
Hafnia Pacific	49,868	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR

1 Time chartered in vessel
2 50% owned through the H&A Shipping Joint Venture

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 17: Non-IFRS measures

Throughout this Interim Financial Information Q2 and H1 2024, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure for the period ended 30 June 2024 and 30 June 2023.

	For the 3 months ended 30 June 2024 USD’000	For the 3 months ended 30 June 2023 USD’000	For the 6 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2023 USD’000
Profit for the financial period	259,197	213,267	478,768	469,902
Income tax expense	1,572	1,513	3,315	3,436
Depreciation charge of property, plant and equipment	54,595	51,545	108,388	103,206
Amortisation charge of intangible assets	251	323	587	655
Loss/(gain) on disposal of assets	100	(19,828)	100	(56,515)
Share of profit of equity-accounted investees, net of tax	(8,553)	(5,140)	(15,842)	(10,962)
Interest income	(4,479)	(5,515)	(7,284)	(10,424)
Interest expense	13,215	21,509	29,042	50,709
Capitalised financing fees written off	–	–	1,663	–
Other finance expense	1,185	3,884	5,398	7,564
Adjusted EBITDA	317,083	261,558	604,135	557,571

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2024
Note 17: Non-IFRS measures CONTINUED

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2024	For the 3 months ended 30 June 2023	For the 6 months ended 30 June 2024	For the 6 months ended 30 June 2023
Revenue (Hafnia Vessels and TC Vessels)	563,098	478,199	1,084,890	1,000,800
Revenue (External Vessels in Disponent-Owner Pools)	268,064	222,743	531,165	316,700
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(145,739)	(128,851)	(288,729)	(274,260)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(84,270)	(77,010)	(168,483)	(119,761)
Less: Pool distributions (External Vessels in Disponent-Owner Pools)	(183,794)	(145,733)	(362,682)	(196,939)
TCE income	417,359	349,348	796,161	726,540
Operating days	10,635	10,444	21,091	20,829
TCE income per operating day	39,244	33,449	37,750	34,882

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2024	For the 3 months ended 30 June 2023	For the 6 months ended 30 June 2024	For the 6 months ended 30 June 2023
Revenue (Hafnia Vessels and TC Vessels)	563,098	478,199	1,084,890	1,000,800
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(145,739)	(128,851)	(288,729)	(274,260)
TCE income	417,359	349,348	796,161	726,540
Operating days	10,635	10,444	21,091	20,829
TCE income per operating day	39,244	33,449	37,750	34,882

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.